UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Earthstone Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

Jonathan Siegler

Bluescape Resources Company LLC

200 Crescent Court, Ste. 1900

Dallas, TX 75201

(469) 398-2205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

J. Mark Metts

Sidley Austin LLP

1000 Louisiana St., Suite 5900

Houston, Texas 77002

(713) 495-4501

April 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 27032D304	Page 2

1.	Names of Reporting Persons. Flatonia Energy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 3

1.	Names of Reporting Persons. Flatonia Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 4

1.	Names of Reporting Persons: Energy Recapitalization and Restructuring Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power. 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: PN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 5

1.	Names of Reporting Persons: ERR FI Flatonia Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 6

1.	Names of Reporting Persons: ERR FI II Flatonia Intermediate, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: PN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 7

1.	Names of Reporting Persons: Energy Recapitalization and Restructuring FI, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: CO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 8

1.	Names of Reporting Persons: Energy Recapitalization and Restructuring FI Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: PN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 9

1.	Names of Reporting Persons: Parallel Resource Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: IA

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 10

1.	Names of Reporting Persons: BRC Energy Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 11

1.	Names of Reporting Persons: Bluescape Resources Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 12

1.	Names of Reporting Persons: C. John Wilder Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 13

1.	Names of Reporting Persons: Carlson Energy Partners I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 14

1.	Names of Reporting Persons: Carlson Energy Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: CO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 15

1.	Names of Reporting Persons: Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 16

1.	Names of Reporting Persons: John K. Howie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 17

1.	Names of Reporting Persons: Ron Hulme
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,752,020 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,752,020 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,020 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, which disclosed that 29,481,440 shares of Class A Common Stock, $0.001 par value per share, were outstanding as of March 5, 2020.

SCHEDULE 13D

CUSIP No: 27032D304	Page 18

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 19, 2014 and by Amendment No. 2 thereto filed on March 4, 2020 (as further amended by this Amendment No. 3, this “Schedule 13D”), and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (the “Issuer” or “Earthstone”), whose principal executive offices are located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Except as set forth herein, the Original Schedule 13D, as amended prior to this Amendment No. 3, is unmodified. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings ascribed to those terms in the Original Schedule 13D, as amended prior to this Amendment No. 3.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated to read as follows:

(a) and (b). The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

1.       As of the date hereof, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Flatonia and the other Reporting Persons may be each deemed to be the beneficial owner of an aggregate of 1,752,020 shares of Earthstone Class A Common Stock, representing 5.9% of the outstanding shares of Earthstone’s outstanding Class A Common Stock, based on a total of 29,481,440 shares of Class A Common Stock, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2019.

The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person other than Flatonia is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock. Pursuant to Rule 13d-4, each such Reporting Person disclaims all such beneficial ownership.

2.       Flatonia Holdings owns, directly and indirectly, 100% of the membership interests of Flatonia.

3.       ERR owns 42.2%, ERR FI Flatonia Holdings owns 3.3% and ERR FI Flatonia Intermediate owns 14.5%, in each case, of the membership interests of Flatonia Holdings.

4.       ERR FI Ltd. owns 100% of the membership interests of ERR FI Flatonia Holdings, and ERR FI owns 100% of the issued and outstanding shares of stock of ERR FI Ltd.

5.       As set forth above, ERR, ERR FI and ERR FI II Flatonia Intermediate (collectively, the “ERR Entities”) own 60.0% of the membership interests of Flatonia Holdings. Parallel serves as the general partner of, and has the power to direct the affairs of, each of the ERR Entities. Parallel also serves as the manager of Flatonia Holdings and owns, directly or indirectly, 1.6% of the membership interests of Flatonia Holdings. The board of managers of Parallel consists of Clint D. Carlson, C. John Wilder Jr., Ron Hulme, John K. Howie, and Jonathan Siegler.

6.       Together, CEP I and BRC EP have the power to direct the affairs of Parallel. Additionally, CEP I and BRC EP each own 50% of the outstanding membership interests of Parallel. Together, Carlson Corp., Ron Hulme and John K. Howie form the board of managers CEP I and have the power to direct its affairs. Collectively, Carlson Corp., Ron Hulme and John Howie own 100% of the membership interests of CEP I. Mr. Clint D. Carlson has the power to direct the affairs of Carlson Corp., as its President. Bluescape Resources owns 100% of the membership interests of BRC EP and has the power to direct the affairs of BRC EP. Mr. C. John Wilder Jr. has the power to direct the affairs of Bluescape Resources as its Executive Chairman.

SCHEDULE 13D

CUSIP No: 27032D304	Page 19

(c)       Except as set forth in the table below, which is incorporated by reference into this Item 5(c), none of the Reporting Persons or, to their knowledge, any director or executive officer thereof, has effected any transaction in the shares of Class A Common Stock in the 60 days prior to the date of this Amendment No. 3. Each of the transactions set forth below was a sale of shares of Class A Common Stock for the account of Flatonia Energy, LLC on the New York Stock Exchange.

Transaction Date	Shares	Price
02/03/2020	8,303	$4.65
02/04/2020	8,096	$4.73
02/05/2020	12,012	$5.04
02/06/2020	7,083	$4.97
02/07/2020	7,105	$4.56
02/10/2020	8,500	$4.49
02/11/2020	8,197	$4.54
02/12/2020	9,422	$4.57
02/13/2020	3,526	$4.55
02/14/2020	4,879	$4.45
02/18/2020	4,600	$4.34
02/19/2020	9,352	$4.58
02/20/2020	6,019	$4.77
02/21/2020	8,012	$4.60
02/24/2020	11,554	$4.39
02/25/2020	11,193	$4.53
02/26/2020	6,629	$4.41
02/27/2020	10,209	$3.99
02/28/2020	10,986	$3.89
03/02/2020	8,122	$4.02
03/03/2020	4,300	$4.07
03/04/2020	6,136	$4.05
03/05/2020	7,938	$3.89
03/06/2020	12,400	$3.52
03/09/2020	33,506	$2.22
03/10/2020	19,959	$2.50
03/11/2020	15,100	$2.38
03/12/2020	16,794	$1.92
03/13/2020	19,675	$2.08
03/16/2020	11,517	$2.02
03/17/2020	15,698	$1.91
03/18/2020	9,830	$1.85
03/19/2020	13,654	$2.17
03/20/2020	12,829	$1.98
03/23/2020	15,500	$1.79
03/24/2020	15,500	$1.92
03/25/2020	14,904	$2.17
03/26/2020	16,180	$2.15
03/27/2020	8,573	$2.04
03/28/2020	17,820	$1.79
03/31/2020	11,000	$1.75
04/01/2020	11,000	$1.57

SCHEDULE 13D

CUSIP No: 27032D304	Page 20

(d)       No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Contribution Shares.

(e)       Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 if hereby amended and restated in its entirety as follows:

Exhibit	Description
Exhibit A	Joint Filing Agreement, dated April 1, 2020
Exhibit B	Contribution Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2014).

SCHEDULE 13D

CUSIP No: 27032D304	Page 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2020

FLATONIA ENERGY, LLC

By:	/s/ John K. Howie
Name:	John K. Howie
Title:	President

FLATONIA HOLDINGS, LLC

By:	Parallel Resource Partners, LLC, its manager

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ENERGY RECAPITALIZATION AND RESTRUCTURING FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI FLATONIA HOLDINGS, LLC

By:	Energy Recapitalization and Restructuring FI, Ltd., its managing member

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

ENERGY RECAPITALIZATION AND RESTRUCTURING FI, LTD.

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

SCHEDULE 13D

CUSIP No: 27032D304	Page 22

ENERGY RECAPITALIZATION AND RESTRUCTURING FI FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI II FLATONIA INTERMEDIATE, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

PARALLEL RESOURCE PARTNERS, LLC

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

BRC ENERGY PARTNERS LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

/s/ C. John Wilder Jr.
C. John Wilder Jr.

SCHEDULE 13D

CUSIP No: 27032D304	Page 23

CARLSON ENERGY PARTNERS I, LLC

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	Chairman

CARLSON ENERGY CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Ron Hulme
Ron Hulme

/s/ John K. Howie
John K. Howie

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 27032D304	Page 24

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D Amendment No. 3 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 1, 2020

FLATONIA ENERGY, LLC

By:	/s/ John K. Howie
Name:	John K. Howie
Title:	President

FLATONIA HOLDINGS, LLC

By:	Parallel Resource Partners, LLC, its manager

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ENERGY RECAPITALIZATION AND RESTRUCTURING FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI FLATONIA HOLDINGS, LLC

By:	Energy Recapitalization and Restructuring FI, Ltd., its managing member

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

SCHEDULE 13D

CUSIP No: 27032D304	Page 25

ENERGY RECAPITALIZATION AND RESTRUCTURING FI, LTD.

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

ENERGY RECAPITALIZATION AND RESTRUCTURING FI FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI II FLATONIA INTERMEDIATE, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

PARALLEL RESOURCE PARTNERS, LLC

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

BRC ENERGY PARTNERS LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

SCHEDULE 13D

CUSIP No: 27032D304	Page 26

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

/s/ C. John Wilder Jr.
C. John Wilder Jr.

CARLSON ENERGY PARTNERS I, LLC

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	Chairman

CARLSON ENERGY CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Ron Hulme
Ron Hulme

/s/ John K. Howie
John K. Howie